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                             August 3, 2020

       Howard J. Weisman
       Chief Executive Officer
       PaxMedica, Inc.
       50 Tice Boulevard, Suite A26
       Woodcliff Lake, NJ 07677

                                                        Re: PaxMedica, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 23, 2020
                                                            File No. 333-239676

       Dear Mr. Weisman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Dilution, page 46

   1. Please provide us with the calculation of the pro forma net tangible book value of $0.35 million as of March 31,
2020. In that regard, it appears that your pro forma net tangible book value appears to
include the $0.2 million of current liabilities as of March 31, 2020 when they should have
been excluded. Please revise or advise. Please also ensure that all other amounts in your
disclosures are updated as necessary.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Significant Judgments and Estimates , page 53

   2. You disclose under this heading and in Note 2. Significant Accounting Policies, Use of
 Howard J. Weisman
PaxMedica, Inc.
August 3, 2020
Page 2
      Estimates that the most significant estimates in your financial statements relate to the valuation of equity-based awards and valuation of member units. In this regard, please include a discussion regarding your accounting for such items similar to that provided in your response with regards to the valuation of your equity-based awards.
3. In your response you appear to attribute a significant amount of the difference between your April 2020 common stock valuation and the mid-point of the preliminary price range to differences between your valuation methods and those used by the underwriters in establishing a preliminary price range. Given the significance of the increase in such a short period of time, provide us the following information:
          Describe in detail the differences, including the weighting and selection of valuation methodologies, assumptions and inputs used in the fair value of your ordinary shares in April 2020 compared to the preliminary IPO price range. For example, quantify the marketability and liquidity discounts used in your analysis.
          The objective and subjective factors considered that were not applicable to the determination of the preliminary price range.
          Regarding the expected proceeds of the offering, since the offering has not occurred, why it is appropriate to consider the offering proceeds in the fair value analysis at a date prior to the IPO.
          Tell us your consideration for reassessing the fair value of your common stock underlying the options granted on May 1, 2020 considering the proximity of such grants to your IPO.
Mitochondrial Dysfunction and Implications for the Use of Suramin for Management of ASD and FXTAS, page 59

4. We note your revisions to this section in response to prior comment 8. Please further revise your disclosure to provide the endpoints and the objective data points observed in your preclinical models of ASD and FXTAS using suramin and PAX-102 that provide the basis for your statement regarding improvement in several key study endpoints.
       You may contact Ameen Hamady at 202-551-3891 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Christine Westbrook at 202-551-5019 with any other questions.



                                                            Sincerely,
FirstName LastNameHoward J. Weisman
                                                            Division of
Corporation Finance
Comapany NamePaxMedica, Inc.
                                                            Office of Life
Sciences
August 3, 2020 Page 2
cc:       Steven M. Skolnick, Esq.
FirstName LastName